70 West Madison Street, Suite 3100 Chicago, Illinois 60602-4207 312.372.1121 • Fax 312.827.8000

J. CRAIG WALKER

312.807.4321

jcraigwalker@bellboyd.com

Direct Fax: 312.827.8179

January 22, 2009

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn: Mr. William J. Kearns

Re:                 Supplemental Response

Boise Inc.

Form 10-Q for the Period Ended March 31, 2008

File No. 001-33541

Ladies and Gentlemen:

On behalf of Boise Inc., a Delaware corporation (the “Company”), for which we are acting as counsel, we are pleased to submit this response to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission set forth in your letter, dated January 15, 2009, to Mr. Alexander Toeldte, Chief Executive Officer of the Company, with respect to the financial statements and related disclosures provided in the Company’s Form 10-Q for the quarterly period ended March 31, 2008, filed on May 1, 2008.

For your convenience, we set forth the comment from your letter in bold typeface and include the Company’s response below it.

Form 10-Q for the Period Ended March 31, 2008

Notes to Consolidated Financial Statements

2.  Acquisition of Boise Cascade’s Paper and Packaging Operations, page 6

1.                                      We reviewed your response to our prior comment 3, noting your use of a third party valuation expert to determine valuation of the transaction consideration which resulted in a 12% marketability discount from the observable market price.  Please provide additional detail regarding the valuation analysis that was performed and how a 12% discount was deemed to be appropriate (versus another percentage).  Specifically address the determination of fair value in accordance with SFAS 157.  Discuss the valuation technique used (e.g. market, income and /or cost approach), the inputs used (observable, unobservable) and the priority of those inputs in the fair value hierarchy (e.g. level 1, level 2, level 3).  We may have further comments upon review of your response.

RESPONSE:  The Company employed Ernst and Young to assist it in valuing the appropriate discount for lack of marketability (DLOM).  The valuation technique employed quantified the DLOM using a protective-put analysis.  This method is based on the idea that if one holds restricted or non-marketable stock and purchases an option to sell those shares at the market price, one has, in effect purchased marketability for the shares.  The price of the put option as a percentage of the strike price is the discount for lack of marketability.  Using a put option model to estimate a DLOM is based on the theory that an investor would need to hedge his position in the underlying stock at a future price to protect his or her investment.  (See Chaffee, David B: “Option Pricing as a Proxy for Discount for Lack of Marketability in Private Company Valuations”; Business Valuation Review, Vol 12, No. 4, December 1993.)

The DLOM valuation used the following assumptions:

Stock Price and Strike Price:  The protective put analysis used a stock price and strike price input based on the Company’s quoted closing stock price of $8.56 on the day preceding the discount valuation date.  This price represents a level 1 input.

Note that because the DLOM represents the value of a put option as of the closing date, the Company used the stock price on that date in determining the DLOM.  To value the acquisition shares before the DLOM, the Company used an average calculated stock price of $9.15 per share based on two days before and two days after the acquisition measurement date in accordance with EITF Issue 99-12.  Since the DLOM is measured as a percentage discount for an “at the money” put, the concluded discount percentage will be the same irrespective of the input price chosen.

Time to Expiration:  The protective put analysis assumed a four month time to expiration consistent with the four month limitations on registration.  This time period represents a level 1 input.

Risk-Free Rate:  The analysis used the four-month continuous risk-free rate of 2.16% based on the continuous rate interpolated between securities with three months and six months to maturity as obtained from the Federal Reserve as of the valuation date.  This estimated risk-free rate represents a level 2 input.

Volatility:  The volatility assumption was calculated based on the average of the one-year historical volatility of the equity of eleven publicly traded comparable companies in the Company’s industry, using daily stock price returns, and current implied volatility of the comparable companies’ traded options, measured over two weeks prior to the valuation date.  The volatilities were re-levered based on the Company’s capital structure.  The expected volatility assumption was calculated to be 53.97% as of the valuation date.  This estimated volatility represents a level 3 input.

Using the above assumptions, the put option value was calculated to be $1.03.  The put option value as a percentage of the input stock price equals 12%, which was deemed to be the appropriate DLOM.

Thank you for your consideration. If you have any questions or comments, please contact me at (312) 807-4321. My fax number is (312) 827-8179.

Very truly yours,

/s/ J. Craig Walker

J. Craig Walker

Copies to:                  Karen E. Gowland

Vice President, General Counsel and Secretary

Boise Inc.